SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)
For the fiscal year ended December 31, 2006
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
EATON SAVINGS PLAN

Date: June 26, 2007	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot

B. K. Rawot
Vice President and Controller
Eaton Corporation

EATON SAVINGS PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2006

INDEX

Page
Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the
Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON SAVINGS PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
During 2006, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eaton Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
June 11, 2007
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Eaton Savings Plan

	December 31
	2006	2005
ASSETS
Receivable - Employer contributions	$1,569,123	$3,458,260
Receivable - Employee contributions	3,409,012	2,991,640
Receivable - Interest	121,300	812,076

Total Receivables	5,099,435	7,261,976

Investments:
Plan interest in Eaton Employee Savings Trust	2,325,895,326	2,100,249,802
Plan interest in Eaton Employee Savings Trust - Eaton Stable Value Fund	109,490,266	117,355,496

Total Master Trust Investments	2,435,385,592	2,217,605,298
Participant Loans	52,892,284	50,885,157

Total Investments	2,488,277,876	2,268,490,455

Net Assets Available for Benefits, at Fair Value	2,493,377,311	2,275,752,431

Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,004,376	1,348,650

Net Assets Available for Benefits	$2,494,381,687	$2,277,101,081

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Eaton Savings Plan

	Year Ended December 31
	2006	2005
Additions to Net Assets Attributed to:
Contributions:
Employer	$43,480,410	$41,692,981
Employee	100,205,759	91,661,962
Rollover	38,742,838	11,914,512

	182,429,007	145,269,455

Plan interest in Eaton Employee Savings Trust investment gain	275,619,991	55,270,474
Interest and dividend income	3,570,007	3,660,486

Total Additions before Transfers	461,619,005	204,200,415

Transfers from other plans	16,020,433	5,681,304

Total Additions	477,639,438	209,881,719

Deductions from Net Assets Attributed to:
Benefits paid to participants	259,749,364	201,008,980
Administrative expenses	469,197	423,815
Transfers to other plans	140,271	366,020

Total Deductions	260,358,832	201,798,815

Net Increase	217,280,606	8,082,904

Net Assets Available for Benefits:
Beginning of Year	2,277,101,081	2,269,018,177

End of Year	$2,494,381,687	$2,277,101,081

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
1	Description of Plan

The following description of The Eaton Savings Plan provides only general information. Participants should refer to the Plan document and summary plan desription, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1974, Eaton Corporation (Eaton, the Company, or the Plan Sponsor) established the Plan. The Plan was established to encourage eligible employees to make systematic savings through payroll deductions, to provide additional security at retirement and to acquire a proprietary interest in the Company. Effective July 5, 1989, the portion of the Plan attributable to Company contributions was designed to be invested primarily in Eaton Common Shares and constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7). Effective January 1, 2002, the Plan was amended and restated. In conjunction with the amendment and restatement, the Plan was renamed the Eaton Savings Plan.

Eligibility:

An Eaton employee who is in the regular service of a class of an employee in a division or group to which Eaton Corporation has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first incurs an hour of service.

Contributions:

Employee Contributions — Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 30% of their compensation. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code.

Employer Contributions — Participants of the Plan receive a Company matching contribution of 100% of the first 3% of their compensation, plus 50% of the next 2% of compensation.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested, subject to certain provisions as defined by the plan, in elective deferrals, company contributions, and rollover contributions made to the Plan, and actual earnings thereon.

Participants’ Loans:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding any contributions made under a Savings Plan, Individual Retirement Account or Company contributions made in the previous 24 months), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined daily by the Trustee. Principal and interest are paid through payroll deduction.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Eaton Savings Plan (the Plan) are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of the units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
2	Summary of Significant Accounting Policies, Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2006 and 2005 on behalf of the Plan.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments include investments in mutual funds and collective funds holding investment contracts with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

3	Tax Status

On May 16, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the investments of the Master Trust is as follows:

	2006	2005
Registered investment companies	$1,417,607,070	$1,205,693,957
Eaton common shares	648,581,054	681,419,041
Guaranteed investment contracts	109,733,009	119,793,465
Common collective trusts	157,636,096	114,671,154
U.S. government securities	127,610,609	100,191,289
Corporate debt instruments	35,079,022	46,162,926
Interest-bearing cash	25,291,834	31,246,681
Non interest-bearing cash	736,126	2,185,559
Receivables	6,469,688	184,900
Pooled separate accounts	450,185	428,491
Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,041,884	1,400,468

Total Investments	$2,530,236,577	2,303,377,931

The Plan had a 96.4% and 96.3% interest in the investments of the Master Trust as of December 31, 2006 and 2005, respectively.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income allocated to the participating Plans for the year ended December 31, 2006 and 2005, is as follows:

	2006	2005
Interest and dividend income	$107,115,493	$69,538,718
Net appreciation in fair value of investments:
Eaton Common Shares Fund	78,504,431	(52,986,119)
Registered investment companies	92,611,016	38,669,415
Eaton Fixed Income Fund	6,906,175	3,215,842

	$285,137,115	$58,437,856

At December 31, 2006 and 2005, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (75% and 63%), corporate debt instruments (21% and 29%), interest-bearing and non interest-bearing cash (3% and 7%), and pooled separate accounts (1% and 1%).

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
4	Investments, Continued

The Plan’s funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Plan’s net assets are:

	2006	2005
Fidelity Contrafund	$157,872,296	$140,475,968
EB Money Market Fund	$162,583,827	$119,195,687
Eaton Stable Value Fund	$114,620,998	$123,264,950
Vanguard Institutional Index	$166,502,826	$160,968,243
Vanguard Windsor Fund	$140,114,278	$127,371,662
Eaton Fixed Income Fund	$170,318,888	$158,632,897
Eaton Common Shares Fund	$661,402,696	$696,536,734
5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the common stock of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2006 and 2005, the Master Trust received $13,866,504 and $13,305,236, respectively, in common stock dividends from the Company.

6	Rollovers

During 2006, former employees of Dover Resources, Inc. chose to rollover 401(k) balances totaling $813,029, former employees of PerkinElmer, Inc. chose to rollover 401(k) balances totaling $14,379,857, and former employees of Saint-Gobain Corporation chose to rollover 401(k) balances totaling $8,738,180. These rollovers, in total, include $946,721 of participant loans. The balance of the rollovers relates to other employees hired into the organization.

7	Transfers In

On February 15, 2006, the Tractech Inc. 401(k) Savings Plan was merged into the Eaton Savings Plan. As a result, 401(k) balances totaling $2,942,588 were transferred into the plan on this date. On April 3, 2006, the Stanley Aviation Corporation 401(k) Plan was merged into the Eaton Savings Plan. As a result, 401(k) balances totaling $12,073,651 were transferred into the plan on this date. In addition, a total of $746,078 in participant loans were transferred into the Eaton Savings Plan as a result of these plan mergers. The balance of the transfers relate to the other Eaton plans.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
7	Transfers In, Continued

On September 23, 2005, a deposit was made to the Plan of $5,391,439. This deposit was the result of participants electing to rollover their funds from a 401(k) account held with Hayward Industries, Inc. Eaton acquired Hayward Filtration, a division of Hayward Industries, Inc. during 2005. The balance of the transfers relate to other Eaton Plans.

8	Reclassifications

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

9	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 will not impact the amounts reported in the financial statements, however, additional disclosures will be required to describe the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

10	Benefit-Responsive Investment Contract

The Plan holds an interest in a benefit-responsive investment contract with Fidelity Investments in the Eaton Stable Value Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
10	Benefit-Responsive Investment Contract, Continued

The average market yield of the Fund for 2006 and 2005 was 4.29% and 3.98%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 4.29% and 3.95%, respectively.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Savings Plan
EIN 34-0196300
Plan Number 055
December 31, 2006

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$2,325,895,326
*	Interest in Eaton Stable Value Fund-Footnote 1	Guaranteed Investment Contract	N/A	$110,494,642
*	Participant Loans	4%-11%, various maturity dates	N/A	52,892,284

				$2,489,282,252

Footnote 1-denotes contract value

*	Party-in-interest to the Plan.